UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Applied Neurosolutions, Inc.

(Name of Issuer)

Common Stock, $0.0025 par value per share

(Title of Class of Securities)

         03823Y104

(CUSIP Number)

                         December 31, 2008

(Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[  ] Rule 13d-1(d)

            *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 03823Y104

1) Name of Reporting Person..............	Edward B. Benjamin, Jr.
I.R.S. Identification No. of Above Person (entities only)

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)...................................................	_____
(b)...................................................	_____

3) SEC Use Only................................

4) Citizenship or Place of Organization....	United States of America

Number of	(5) Sole Voting Power	0 shares
Shares
Beneficially	(6) Shared Voting Power	100,000 shares*
Owned by
Each Reporting	(7) Sole Dispositive Power	0 shares
Person
With:	(8) Shared Dispositive Power	100,000 shares*

9) Aggregate Amount Beneficially Owned by Each
Reporting Person...............................................	100,000 shares*

10) Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions).........	_____

11) Percent of Class Represented by Amount
in Row (9)..........................................................	Less than 1% (closing filing)**

12) Type of Reporting Person (See Instructions)........	IN

*              The shares beneficially owned represent 100,000 shares of common stock held by the reporting person’s spouse.  The reporting person disclaims beneficial ownership of all shares reported.

**           Based on 130,217,808 total shares outstanding as of November 12, 2008.

Item 1(a)	Name of Issuer:

Applied Neurosolutions, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

50 Lakeview Parkway
Suite 111
Vernon Hills, Illinois 60061

Item 2(a)	Name of Person Filing:

Edward B. Benjamin, Jr.

Item 2(b)	Address of Principal Business Office:

201 St. Charles Avenue
Suite 5100
New Orleans, Louisiana 70170

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0025 par value per share

Item 2(e)	CUSIP Number:

03823Y104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e) [ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g) [ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover page to this Schedule 13G/A, which is incorporated herein by reference. The reporting person is no longer co-trustee of the family trusts referenced in his prior Schedule 13G filings.

Item 5.

Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [X] .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2008.

Date: February 12, 2008	By: /s/ Edward B. Benjamin, Jr.
Edward B. Benjamin, Jr.